Pricing Supplement Addendum dated January 12, 2012
to Pricing Supplement dated January 4, 2012
Pricing Supplement Addendum dated January 9, 2012
Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $2,685,000 Callable Step-Up Rate Notes

On January 4, 2012, HSBC USA Inc. offered $2,200,000 of the notes. On January 9, 2012, an additional $200,000 of the notes was offered. An additional $285,000 of the notes are being offered hereby. The notes previously offered and the notes offered hereby will have identical terms and conditions and will be part of the same series. Reference is made to the related pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security.
CUSIP / ISIN:	4042K1VG5 / US4042K1VG57
Trade Date:	January 4, 2012.
Pricing Date:	January 4, 2012.
Settlement Date:	January 19, 2012.
Maturity Date:	January 19, 2024, or if such day is not a Business Day, the next succeeding Business Day.
Price to Public:	At variable prices. HSBC USA Inc. sold the Notes from time to time in one or more negotiated transactions at varying prices determined at the time of each sale; provided, however, that such price was not less than $960.00 per principal amount of Notes and not more than $1,000.00 per principal amount of Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of the related pricing supplement.
Fees and Commissions / Total (for all issuances):	$16.13 / $43,312.50. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of the related pricing supplement.
Proceeds to Issuer / Total (for all issuances):	$983.87 / $2,641,687.50. The Fees and Commissions Per Note and Proceeds to Issuer Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.
Form of Notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of the related pricing supplement and page S-3 of the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement addendum, the related pricing supplement, or prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.